Reboot Labs LLC
(the "Company")
A California Limited Liability Company

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: Reboot Labs, LLC Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2023 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design,

implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
August 5, 2025

REBOOT LABS LLC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	2,811,640	5,559,188
Accounts Receivable		453,598	1,340,988
Inventory		11,834,774	14,402,150
Other Current Assets		1,057,690	953,054
Total Current Assets		16,157,703	22,255,380
Non-Current Assets:			
Fixed Assets - Net	$	2,047,684	1,264,097
Other Non-Current Assets		116,129	-
Intangible Assets - Net		740,450	632,742
Right of Use Asset - Net		4,248,814	793,892
Total Non-Current Assets		7,153,077	2,690,731
TOTAL ASSETS	$	23,310,780	24,946,111
LIABILITIES AND EQUITY			
Current Liabilities:			
Accrued Expenses	$	3,989,062	3,361,691
Accounts Payable		3,572,028	6,017,211
Deferred Revenue		2,359,139	7,497,245
Taxes Payable		794,027	2,588,515
Lease Liability - ST		911,988	726,843
Convertible Note		250,000	-
Convertible Note - Related Party		150,000	-
Line of Credit		36,402	3,462,982
Loan Payable - ST		341,777	14,604
Total Current Liabilities	$	12,404,423	23,669,091
Non-Current Liabilities:			
Loan Payable	$	11,556,637	55,018
SAFE Notes		682,000	-
Lease Liability - LT		3,551,540	-
Total Non-Current Liabilities	$	15,790,177	55,018
TOTAL LIABILITIES		28,194,600	23,724,108
EQUITY			
Member Capital	$	11,133	11,133
Member Drawings		(2,812,771)	(1,644,876)
Member Incentive Units		518,437	325,881
Accumulated Deficit		(2,600,619)	2,529,865
TOTAL EQUITY	$	(4,883,820)	1,222,003
TOTAL LIABILITIES AND EQUITY	$	23,310,780	24,946,111

See Accompanying Notes to these Audited Financial Statements

REBOOT LABS LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Net revenue	$	82,459,476	81,704,413
Cost of Goods Sold		(52,282,859)	(53,172,878)
Operating Lease Expense - COGS		(449,791)	(437,331)
Gross Profit	$	29,726,826	28,094,204
Operating Expenses			
Advertising and Marketing	$	11,324,975	15,285,838
Payroll Expense		10,284,340	4,745,813
General and Administrative		8,582,409	4,609,827
Legal and Professional		554,247	494,015
Operating Lease Expense		288,747	161,752
Lease Expenses - Variable		49,916	-
Research and Development		2,279,572	508,792
Amortization		135,088	43,798
Depreciation		375,008	126,233
Total Operating Expenses		**33,874,301**	**25,976,068**
Total Loss from Operations	$	**(4,147,475)**	**2,118,136**
Other Income (Expense)			
Other Income	$	905,640	4,888
Interest Income		13,334	2,269
Interest Expense		(1,582,157)	(173,428)
Impairment Loss		-	(13,756)
Loss on Asset Disposal		(319,825)	-
Total Other Income (Expense)		**(983,008)**	**(180,027)**
Net Income (Loss)	**$**	**(5,130,484)**	**1,938,109**

See Accompanying Notes to these Audited Financial Statements

REBOOT LABS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital			Member Incentive	Retained Earnings	
	Units	$ Amount	Member's Distribution	Units	(Deficit)	Total Members' Equity
Beginning balance at 1/1/23	1,000,000	11,133	(979,061)	248,691	591,755	(127,482)
Member Incentive vesting	-	-	-	77,190	-	77,190
Distribution	-	-	(665,815)	-	-	(665,815)
Net income (loss)	-	-	-	-	1,938,109	1,938,109
Ending balance at 12/31/23	1,000,000	11,133	(1,644,876)	325,881	2,529,865	1,222,003
Member Incentive vesting	-	-	-	192,556	-	192,556
Distribution	-	-	(1,167,894)	-	-	(1,167,894)
Net income (loss)	-	-	-	-	(5,130,484)	(5,130,484)
Ending balance at 12/31/24	1,000,000	11,133	(2,812,771)	518,437	(2,600,619)	(4,883,820)

See Accompanying Notes to these Audited Financial Statements

REBOOT LABS LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(5,130,484)	1,938,109
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		375,008	126,233
Amortization		135,088	43,798
Impairment Loss		-	(13,756)
Loss on Asset Disposal		319,825	-
Unit Incentive Compensation Expense		192,556	77,190
Accounts Receivable		887,390	(1,303,871)
Inventory		2,567,376	(9,565,006)
Other Current Assets		(104,636)	(911,142)
Other Non-Current Assets		(116,129)	-
Right of Use Asset - Net		(3,454,922)	(257,695)
Accrued Expenses		627,371	2,926,525
Accounts Payable		(2,445,183)	4,416,089
Deferred Revenue		(5,138,106)	3,158,296
Taxes Payable		(1,794,488)	751,326
Royalty Payable		-	(202,807)
Lease Liability		3,736,684	161,259
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(4,212,167)	(593,561)
Net Cash provided by (used in) Operating Activities	$	(9,342,651)	1,344,548
INVESTING ACTIVITIES			
Additions to Fixed Assets	$	(1,493,837)	(1,108,907)
Proceeds from sale of fixed assets		15,417	-
Addition to Intangible Assets		(242,796)	(676,540)
Net Cash provided by (used in) Investing Activities	$	(1,721,215)	(1,785,447)
FINANCING ACTIVITIES			
Line of Credit	$	(3,426,579)	3,462,982
Convertible Note		250,000	-
Convertible Note - Related Party		150,000	-
Loan Payable		11,828,792	(13,015)
SAFE Notes		682,000	-
Member Drawings		(1,167,894)	(665,815)
Net Cash provided by (used in) Financing Activities	$	8,316,318	2,784,151
Cash at the beginning of period		5,559,188	3,215,936
Net Cash increase (decrease) for period	$	(2,747,548)	2,343,252
Cash at end of period	$	2,811,640	5,559,188

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Reboot Labs LLC ("the Company") d/b/a Plunge, was originally formed as Reboot Franchising LLC in San Francisco, California on January 6, 2020. The Company amended its name to its current name on August 14, 2020. The Company designs, manufactures, and sells cold plunges, saunas, and accessories to customers across the Unites States and internationally. The Company has headquarters and manufacturing facilities in California.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

In 2023 and 2024 one manufacturing company in China manufactured their chillers. In 2025, the Company is working on diversifying their suppliers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,811,640 and $5,559,188 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. The Company evaluates the collectability of the accounts receivable on a customer-by-customer basis.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2024 and 2023, the accounts receivable amounts to $453,598 and $1,340,988, respectively.

Description	2024	2023
Trade Accounts Receivable	452,598	1,340,388
Employee Receivable	1,000	600
Less: Allowance for Doubtful Accounts	-	-
Totals	**453,598**	**1,340,988**

Credit Policies and Concentrations

Payments are generally collected upfront at time of sale. More than 95% of revenue is collected upfront at the time of sale. Additionally, 5% of the Company's revenue from B2B are invoiced and payment is received based on the agreed upon terms. Credit terms are typically net 30 days. The Company evaluates credit risk on a

customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Inventory

Inventory consisted primarily of raw materials, pre-paid inventory and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. For the pre-paid inventory, ownership of the inventory passes to the Company when the goods are shipped. Inventory at December 31, 2023 and December 31, 2024 was $14,402,150 and $11,834,774, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Capitalized Development	5	$1,220,027	$541,799
Furniture and Fixtures	7	40,110	17,894
Leasehold Improvements	5	334,432	206,577
Machinery and Equipment	7	311,886	223,524
Manufacturing Molds	3	327,702	133,740
Construction In Progress	-	139,142	133,412
Vehicles	5	150,231	150,231
Accumulated Depreciation		(475,849)	(143,083)
Totals		**$2,047,684**	**$1,264,097**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through the sale of products, including cold plunges, saunas, and corresponding supplies and accessories. The Company's primary performance obligation is to deliver the purchased products to customers in accordance with the agreed-upon terms. Payments are generally collected upfront at time of sale. More than 95% of revenue is collected upfront at the time of sale. Additionally, 5% of the Company's revenue from B2B are invoiced and payment is received based on the agreed upon terms. For some transactions where payment is received in advance, revenue is recognized upon shipment, which typically occurs within 1 to 6 weeks depending on SKU lead time. The majority of SKUs have a lead time of one to two weeks. The company deferred revenue of $7,497,245 and $2,359,139 for the years ended 2023 and 2024 respectively for prepaid purchases with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of referral programs, charitable contributions, contractors, digital web software fees, insurance expense, human resource expenses, outsourced customer service, royalty expenses, office supplies, travel and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for incentive units issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of incentive units at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying incentive units exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee incentive unit-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's incentive units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to Member Incentive units.

	Total Incentive Units	Weighted Average Fair Value
Total Incentive Units Outstanding, January 1, 2023	109,148	6.69
Granted	32,375	14.35
Exercised	-	-
Expired / Cancelled	-	-
Total Incentive Units Outstanding, December 31, 2023	141,523	8.45
Granted	13,000	14.35
Exercised	-	-
Expired / Cancelled	-	-
Total Incentive Units Outstanding, December 31, 2024	154,523	8.94

	Nonvested Incentive Units	Weighted Average Fair Value
Nonvested Incentive Units, January 1, 2023	50,221	9.60
Granted	32,375	14.35
Exercised	-	-
Vested	(13,698)	(5.64)
Expired / Cancelled	-	-
Total Nonvested Incentive Units, December 31, 2023	68,898	12.62
Granted	13,000	14.35
Exercised	-	-
Vested	(21,735)	8.86
Expired / Cancelled	-	-
Total Nonvested Incentive Units, December 31, 2024	60,163	14.35

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On June 19, 2024, the Company entered into a convertible note agreement with Ryan Duey, Co-CEO and Founder of the Company, in the amount of $150,000. See note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in any material pending or threatened litigation against it or any of its officers. The Company is currently complying with all relevant laws and regulations and does not have any material long-term commitments or guarantees.

Sales Tax Payable

Historically, the Company collected and remitted sales taxes based on the locations of its physical presence. However, the June 21, 2018, United States Supreme Court ruling in *South Dakota v. Wayfair, Inc*. established that states may require businesses without a physical presence to collect and remit sales taxes on goods shipped to consumers within those states, thereby overturning prior precedent. Subsequent to this ruling, the Company identified the states in which it exceeded the economic nexus threshold. Management has assessed the potential sales tax exposure resulting from this change and has concluded that the exposure was not significant as of December 31, 2023, and December 31, 2024.

Operating Leases

The Company applies the guidance within Accounting Standards Codification 842, *Leases* ("ASC 842"). Operating lease expenses are allocated between cost of goods sold and operating expenses based on a square footage utilization rate, reflecting the usage of leased space for production/warehousing and office functions.

The lease portfolio includes the following significant agreements:

- Beginning May 1, 2022, the Company commenced a lease with TransPak International Holding Co. Inc. for a 36,915-square-foot office space, with a term of two years and seven months ending December 5, 2024. An expansion was executed on December 13, 2023, for an additional 46,685 square feet under a sublease arrangement, which expired on December 4, 2024. The Company applied 73% of the operating lease expense to production and warehousing costs.

- On June 29, 2024, the Company entered into a lease agreement with Bre-Sierra View Owner LLC for Suite 100, encompassing approximately 100,800 square feet in a building located in Roseville, California. The lease commenced on October 1, 2024, and is scheduled to expire on December 31, 2029 The Company applied 60% of the operating lease expense to production and warehousing costs.

- Most recently, as of December 1, 2024, the Company entered into an agreement with Wright Celebrations, Inc. for the lease of a 40,256-square-foot building to be used for manufacturing, warehousing, and distribution of saunas, with ancillary office space. The term of the lease is two years, beginning December 5, 2024, and ending December 5, 2026.The Company applied 100% of the operating lease expense to production and warehousing costs.

	Year Ending 2024-12
Lease expense	
Operating lease expense - COGS	449,794
Operating lease expense	288,747
Total	738,541
Other Information	
Operating cash flows from operating leases	4,781,882
Weighted-average discount rate for operating leases	2.75% - 3.95%
Maturity Analysis	
2025-12	1,071,732
2026-12	1,080,469
2027-12	887,591
2028-12	918,657
2029-12	950,810
Total undiscounted cash flows	4,909,259
Less: Present Value Discount	445,732
Total lease liabilities	4,463,527

NOTE 5 – LIABILITIES AND DEBT

Line of Credit – On October 27, 2023, the Company entered into a Merchant Cash Advance (MCA) agreement for a term of 12 months. Under the agreement, the entity will purchase future receivables generated by the Company for a maximum purchase amount of $12,000,000, which the Company will remit a percentage of its gross sales as repayments based on the terms outlined in the MCA. As of December 31, 2023 and 2024, the outstanding amounts were $3,462,982 and $36,402, respectively.

Convertible Notes – The Company entered into convertible note agreements to fund its operations, bearing an interest rate of 14% with a one-year maturity. The note, issued on August 3, 2024, amounted to $250,000. At maturity, the holder has the option to either demand repayment or convert the outstanding balance into units of the Company. The conversion price will be determined by dividing $100,000,000 by the total number of outstanding and issuable units on the maturity date.

Convertible Note – Related Party – The Company also entered into convertible note agreements with a related party, Ryan Duey, co-founder and co-CEO, to fund its operations. The notes were issued on June 19, 2024, for $150,000, bearing an interest rate of 14% with a one-year maturity. Similar to the previous convertible note, upon maturity, the holder may either demand repayment or convert the outstanding amount into units of the Company, with the conversion price calculated by dividing $100,000,000 by the total number of outstanding and issuable units on the maturity date.

Loans Payable

- On February 3, 2022, the Company purchased a fixed asset under a commercial retail installment sale contract for a total purchase price of $18,587. A down payment of $3,800 was made at the time of purchase, with the remaining balance financed bearing an interest of 3.54%. As of December 31, 2023 and 2024, the outstanding loan balances were $9,272 and $5,478, respectively.

- On October 10, 2022, the Company acquired an automobile for the total purchase price of $100,649 and financed the purchase with an installment agreement bearing interest at 8.19% from the seller with an initial down payment of $10,000. The loan is scheduled to mature on October 24, 2028. As of December 31, 2023 and 2024, the outstanding balances were $60,350 and $49,540 respectively.

- On August 23, 2024, the Company secured a $12,000,000 credit facility from a third-party lender to support its operations and strategic growth initiatives. The loan accrues interest at a floating rate, with a portion capitalized into principal. The loan matures on the second anniversary of the closing date. As of December 31, 2024, the outstanding balance was $11,843,396.

Simple Agreements for Future Equity (SAFE) – During 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 85% discount. Each agreement is subject to a valuation cap of 90M.

Debt Summary

				For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Line of Credit	$36,402	-	2025	36,402.00	-	$36,402	$3,462,982	-	$3,462,982
Convertible Note	$250,000	14.00%	2025	$250,000	-	$250,000	-	-	$0
Convertible Note – Related Party	$150,000	14.00%	2025	$150,000	-	$150,000	-	-	$0
Loan Payable	$12,105,436	3.54% - 9.50%	2025-2028	$341,777	$11,556,637	$11,898,414	$14,604	$55,018	$69,622
SAFE Notes	$682,000	-	-	-	$682,000	$682,000	-	-	$0
Total				$778,179	$12,238,637	$13,016,816	$3,477,586	$55,018	$3,532,603

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below:

Member	Units	Ownership
Michael Garrett	600,000	60%
Ryan Duey	400,000	40%
Total	**1,000,000**	**100%**

The Company distributes funds to its members as necessary in order to satisfy the members' estimated income tax liabilities arising from the Company's profits.

In 2024, the Company engaged an independent third-party valuation firm to perform a Section 409A valuation. Based on this analysis, the fair market value of the Company's common units was determined to be $35.81 per unit as of the valuation date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 5, 2025, the date these financial statements were available to be issued.

In 2025, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties, totaling $2,485,508.00. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 85% discount. Each agreement is subject to a valuation cap of 90M.

Additionally, on March 4, 2025, the Company amended its existing loan agreement with a third-party lender, providing access to an additional $3,000,000 in funding. This amendment introduced supplemental tranches of capital with modified terms, improving the Company's liquidity position. Certain prior provisions were waived or revised, and the amended agreement remains in effect under the original maturity timeline.